#7


03050011

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Enterra Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4335 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/14/03

AR/S
12/31/01

Enterra Holdings Ltd. 2001 annual report

Enterra Holdings and Golder Associates

Enterra Holdings Ltd. is the ownership vehicle for Golder Associates Corporation, which is its primary asset. Golder Associates Corporation, through its international operating companies, provides engineering and environmental consulting services, as well as selective contracting, to over 2,500 clients around the world.

Golder Associates was founded in Canada in 1960 and has grown to become one of the largest, truly global earth science and environmental firms in the world. Our 2,700 engineers, scientists and support staff work in 90 offices in 20 countries throughout Asia, Australia, Canada, Europe, South America and the United States.

We pride ourselves in our technical, geographical and cultural breadth as well as our reputation for providing quality service. We service client organizations which operate in mining, land development, transportation, manufacturing, oil and gas, the public sector, legal and financial services, power, waste management, forestry, agriculture, and water resources.

The technical resources and geographical diversity of Golder Associates allows us to effectively deliver projects of any scale at the local, national and international levels.

Golder Associates is unique. The dedication of our people to the Company and our clients is demonstrated by the fact that we are privately held with about 1,000 employee shareholders.

We are committed to being the best company of our kind in the world. A company that:

- Provides a rewarding environment for our people
- Delivers quality and value to our clients
- Delivers consistently superior return to shareholders
- Deserves and receives the respect of the community

2001 Highlights

SELECTED FINANCIAL DATA

Gross Revenues (thousands of US$)



188,119
187,539
202,407
221,487
231,365
1997 1998 1999 2000 2001

Annual Net Revenue (thousands of US$)



129,967
131,073
141,685
150,855
164,887
1997 1998 1999 2000 2001

Operating Debt to Shareholders' Equity (%)



42.3
39.5
24.7
16.4
20.6
1997 1998 1999 2000 2001

PER SHARE DATA

Net Income/Share (US$)



3.45
2.06
4.04
4.68
3.28
1997 1998 1999 2000 2001

Book Value/Share (US$)



41.77
41.59
45.91
48.28
49.38
1997 1998 1999 2000 2001

Price/Share (US$)



49.23
48.83
53.64
56.73
60.66
1997 1998 1999 2000 2001

SHAREHOLDERS AND EMPLOYEES

Number of Shareholders



805
818
786
905
984
1997 1998 1999 2000 2001

Number of Full-Time Employees



1,631
1,836
1,921
2,205
2,386
1997 1998 1999 2000 2001

% Employee-Shareholders



49.4
44.6
40.9
41.0
41.2
1997 1998 1999 2000 2001

Letter to Shareholders

The year two thousand and one (2001) was characterised by both strong growth and profitability in Golder Associates. For the first time in several years, all of the major operations exceeded budget expectations for operating income.

In 2001, the total number of full and part-time employees increased by about 360 to 2,700 worldwide; the largest annual increase in over a decade. There was a very large increase in staff in Canada and significant increases in both the U.S. and South America operations. In addition, the total number of shareholders increased to about 1,000 individuals and more than 104,000 shares were purchased by our employees. At year end there were no trust shares available and share demand significantly exceeded supply.

Merger and acquisition activity was strong throughout the year, including the successful merger with RL&L in Alberta and the beginning of serious discussions with three additional small to medium sized companies in Western Canada, the U.S. Mid-West and in South Africa.

Significant Board of Directors' initiatives completed in 2001 included a review of our ownership structure and the definition of the strategic objectives for the Corporation moving forward.

Career planning and training through Golder University (Golder U) continued to be given high priority and a global Human Resources Group was formed for the Corporation.

Our business systems continued to be upgraded in 2001, and we embarked on a major initiative to develop a Knowledge Management System for the entire Company.

Our efforts to focus on key clients continued in 2001 with the formation of 15 new client service teams. In addition, client survey tools were developed and surveys or interviews were completed with a number of our larger clients in North America, Europe and Australia.

In 2001, gross revenues were increased by 4.5 percent from US $221.5 million to US $231.4 million, while net revenues increased by 9.3 percent to US $164.9 million. Operating income increased by 16.3 percent from US $8.6 million to US $10.0 million and an operating margin of 6.1 percent was achieved for 2001. Insurance issues were a significant challenge for the consulting industry in 2001. The liquidation of our Professional Indemnity insurance carrier in North America, Reliance Insurance Company, caused us to make an extraordinary reserve of US $4 million in the consolidated financial statements for 2001. Despite this unfortunate situation, our strong financial performance allowed an annual return of 17.5 percent for 2001.

In summary, 2001 was a very successful year for Golder Associates by all measures.



Frederick W. Firlotte
President, Enterra Holdings Ltd.



FINANCE	CLIENT	PROCESSES	PEOPLE
• Reduction of debtors (accounts receivable) in excess of 61 days to A $1.5 million • Growth of operations in excess of 5 percent	• Client satisfaction teams developed • Random client surveys to assess satisfaction • MRT acquisition broadens range of service offerings	• Information systems group developed • VPN strategy developed for implementation in 2002 • Integration of project client database with project accounting system	• Graduate development program developed and submitted for accreditation • Project management and Golder 101 presented in major offices

Regional Operations: Asia Pacific

The 2001 Balanced Scorecard goals focussed on providing assistance and training to our staff in career path progression and skills development, improving and streamlining information systems, meeting client needs on all projects and reducing debtors.

January this year saw the acquisition of Mining & Resource Technology Pty. Ltd. (MRT), a mineral resource development and mining company of 15 staff. This strategic move brought a high degree of expertise and capability in mining resource development and mining to Golder. A small environmental company, HPH Environmental, was also acquired into our Sydney operation mid-year.

Our staffing in the region in 2001 totaled 304, an increase of almost 5 percent from last year.

Finance: The financial goals for the region were to reduce debtors over 61 days to A $1.5 million. Office budgets were set, and this goal was achieved. The Goro project moved from Toronto to Brisbane and a large stream of revenue was created in Australia in the last quarter of the year.

Client: Our client goals of determining and meeting client needs on our projects and increasing client loyalty were met by the development of client service teams and the commencement of a random telephone survey on completed projects.

As we are seeing with the Goro project, large project work is an important and developing source of revenue. There have been considerable benefits in having up to 25 staff from over 8 offices together in the project office. However, the Goro project has consumed much of our time in the last quarter of 2001, and made it more apparent that being available to respond to client requests to mobilize teams without destroying the local market base is an important aspect of our business.

Process: Internal process goals were to improve and streamline our information systems, and to this end it was proposed to integrate the Golder Associates Pty. Ltd. (GAP) project/client databases and accounting systems.

An Information Systems Group was established to work on the database/accounting integration. In addition, coordinates were input on all current projects and retrospectively on past projects to allow GoldView searching and detailed mapping of project locations.

Another internal process initiative was to develop a Virtual Private Network (VPN) to assist in knowledge transfer and accessibility to information for all staff. A strategy was developed for a VPN in 2001, with its implementation planned for 2002.

People: Learning and growth goals were to provide assistance to staff in career path progression and training to assist with ongoing skills development.

GAP began development of a Graduate Development Program (GDP) for junior professional staff, the syllabus of which has been submitted for accreditation by the Institution of Engineers, Australia for Stage 2 Professional Engineer status. A mentoring program was also established, with a phase-in approach over the next couple of years.

Training this year focussed on Golder U training courses. Project Management and Golder 101 courses were held in major offices throughout 2001. Goldsim training was also held around key offices by U.S. staff.

GAP's support of the International Employee Exchange Program again this year provided two individuals from this region an opportunity to live and work in other parts of the world.



FINANCE	CLIENT	PROCESSES	PEOPLE
• 12 percent return on net revenues and growth of 9 percent in gross revenues • Improvement in net revenue multiplier and collections • Significant boost in revenue from the Prairie region	• Key client identification and client service team development • Client participation at board and management team meetings • Ongoing client satisfaction interviews	• Project management protocol audits leading to systematic improvement • Improved health and safety standards • Accounting system upgrade	• Expansion of Golder U • Goal setting, career planning, and employee feedback sessions • Golder Bursary for further education

Regional Operations: Canada

Golder Associates Ltd. marked many important milestones in 2001. The total number of staff grew to over 1,200 by year end and the Company established three new offices through a merger with RL&L Environmental Services, a professional consulting firm specializing in aquatic sciences and environmental biology located in Western Canada. The Company, for the second year, qualified as one of Canada's 50 Best Managed Companies and, in reaffirmation of our focus on our people, the Company was awarded one of the 50 Best Companies to Work For in Canada (ranking #20). Finally, we celebrated our successes for the past 40 years with the first ever Canadian Principals meeting in Richmond, British Columbia in October 2001.

The Canadian operating company has completed the third year using the Balanced Scorecard as a tool to communicate and manage its strategy. **Our operational business strategy as summarized in the Balanced Scorecard is "...to achieve sustainable growth and improve our profitability by focusing on our key clients, investing in the development of our people and continuously improving our project management and client service practices."** Our implementation practices are becoming more focussed and effective as time progresses.

Finance: In 2001, Golder Associates Ltd. reported a 9 percent increase in total revenues compared to 2000, with net revenues increasing by 18 percent. Significant issues that impacted these financial results were:

→ Progressive increase in net multiplier;

→ Significant increase in revenue contribution from the Prairie region; and

→ Strategically, our continued focus on our *Key Clients*, our *People* and our internal *Business Processes*.

Client: We continued to focus on our key clients by building and maintaining key client relationships and endeavoured to better understand our clients' needs. To this end, client satisfaction interviews with key clients across Canada are continuously conducted to gain invaluable feedback on how we can meet and exceed clients' expectations. As a result, the firm increased revenues derived from key national clients. Initiatives to this end were:

→ Identify local, national and international key clients in each office;

→ Ongoing client satisfaction interviews by senior staff;

→ Increased contact hours with clients;

→ Established and maintained client service teams;

→ Development of an active market sector team; and

→ Client presentations at board and management team meetings.

Process: The Company committed to improve its internal business processes in order to improve project delivery and maintain its high quality standards. Through the implementation of the project management protocol, the Company addressed and minimized project related risk issues. Project management protocol audits were completed in all offices, resulting in the establishment of the Priority 'A' List and improved health and safety protocols.

The Company undertook an accounting changeover across Canada as it successfully completed its BST upgrades to provide the Company with a more responsive project management reporting system.

People: The Company continued to invest in employee skills and development training through the Golder U training program and the support of personal development. Initiatives to this end were:

→ Ongoing employee feedback sessions;

→ Individual goal setting and career planning sessions;

→ Increased number of Golder U training hours;

→ Expansion of Golder U training modules; and

→ GAL Bursary awarded annually to assist employees to further their education.



FINANCE	CLIENT	PROCESSES	PEOPLE
• 12 percent growth in size of operations • Most profitable year ever • Improved speed of financial reporting	• Successful implementation of market sector concept • Strong performances and growth in Oil & Gas, FIRL, and Power sectors	• Offices ISO 9000 accredited except for Sweden and Padova • Developed plan for rollout of single European accounting system	• Principal and Associates system revitalised • Business, risk management, and project management courses delivered

Regional Operations: Europe

The European companies built on the previous year's trend of increased stability, achieving results well beyond its targets, making 2001 our best year ever.

Financial : A key factor in the region's improvement was the growth in revenue between 8 and 22 percent in every operating company with the exception of the UK, where despite the lack of top line growth, we improved operating income performance by 60 percent. Issues that impacted these financial results were:

→ Increased reliability in the region;
→ Top line growth;
→ Management of overheads; and
→ Improved on-time financial reporting.

Client: During the year, we came to understand how important an integrated service delivery is to our international clients. In the majority of our operating companies, our top ten clients comprised 5 multi-national and 5 domestic companies. An examination of the top ten clients in each country showed that those clients provide between 53 percent (UK) and 83 percent (Finland and Germany) of our total revenues. This is a positive result in terms of helping the region focus on key clients, however, it is also showing the need to enhance the activities of business development in a few countries. Steps taken to focus on our client development were:

→ Implementation of market sector concept;
→ Strong performance in Oil & Gas and improving profile in Finance, Insurance, Real Estate and Legal (FIRL) sector;
→ Positioning for growth in Power—participation, supported by U.S. colleagues, at PowerGen 2001; and
→ New services to Manufacturing clients, e.g. waste minimisation to Gillette and waste management to Volkswagen.

Process: By adhering to our strategic target of controlled growth, our staff numbers increased just slightly in all operating companies. During 2001, the Italian company became the largest in terms of staffing numbers for the first time. Highlights within the region were:

→ Overall staff numbers grew from 300 to 336;
→ All offices, with exception of the Swedish offices and the Padova, Italy office, are now ISO9000 accredited; and
→ New office in Turku, Finland.

People: Having made a clear decision not to "re-invent the wheel" in terms of training, the first step in the full implementation of Golder U in Europe began with a "train the trainers" session held in November. The session was attended by prospective trainers from all operating companies, with substantial support from GAL. Initiatives developed to focus on our people are:

→ Schedule prepared to deliver a series of Project Management courses in all operating companies during 2002;
→ European P&A meeting prepared basis for future strategy for the region; and
→ Risk Management training in Sweden and UK.



FINANCE	CLIENT	PROCESSES	PEOPLE
• 10 percent increase in net revenues in spite of overall economic difficulties in the region • Operations profitable	• Extended range of services for mining clients • Broadened sector base	• New office locations in Sao Paulo, Santiago and Lima • Implementation of Scala accounting system in Brazil • New operational tracking system in Chile	• Golder U courses 101 and project management translated and given locally • Training in language, communications, team building and technical issues provided by external suppliers

Regional Operations: South America

Our operating companies in South America had a very successful year in 2001, maintaining our access to important resource projects and continuing to service Golder Associates' international clients in the region.

Finance: The Latin American economic region was impacted by the general world slowdown in trade in 2001. The resulting softening of import demand from important external markets, together with political, natural and economic problems within the region, resulted in growth in overall Gross National Product for the region of only 0.5 percent; significantly less than the rate of 4 percent predicted at the start of the year. The weak economic conditions were reflected across all market sectors, with the Mining sector, in which we rely on for 75 percent of our business, struggling under weak demand for metals and experiencing a drop in exports of about 5 percent from the previous year.

In spite of weak economies and general devaluation of currencies with respect to the US dollar, the net revenue generated by our local companies in the region increased by 10 percent over the previous year. This represents about 50 percent of the $9 million net revenue billed by the Golder group of companies in the region in 2001. Our young companies in South America returned an operating profit for the second successive year.

Prospects for the region are extremely good; economists and investors are impressed by the strong resilience shown by the region to serious economic events that historically would have led to undermining of national economies. Current predictions for annual growth in Gross Domestic Product in 2003 and 2004 are about 4 percent. As the region recovers from the current difficulties, Golder Associates is well positioned for significant professional and business development.

Client: We continue to service a wide client base in the Mining sector with projects for many international mining companies. Major mining projects in 2001 included our continued involvement in the Antamina project in Peru, projects at the Andina and Quebrada Blanca mines in Chile and the Sossego mine development project in Brazil. In 2001, we actively extended our range of services for the Mining sector by further developing mine environmental and hydrogeology services.

An important part of our strategy for the region is to extend our sector base and we carried out projects in the Transportation sector with an environmental impact assessment for the Lima Airport expansion, geotechnical and geophysics work for the Camisea pipeline in Peru, Oil and Gas sector projects out of our office in Rio de Janeiro and Solid Waste landfill projects in Brazil and Peru. We also continued to develop a strong water resources group in our Belo Horizonte office.

Process: To accommodate our progress and growth we moved to new office locations in Santiago, Sao Paulo and Lima in 2001. We closed our operation in Argentina, well before the current currency crisis developed in that country. Project management protocol, suited to the local professional and business environment, were developed in the local languages, and implementation started by year end. Management information systems were improved by adopting a new operational tracking system in Chile and the implementation of the Scala accounting system in Brazil. This accounting system will be installed in all of our South American operations in 2002.

People: A major focus of our activity in 2001 was staff training and staff transfers to increase personnel exposure to Golder Associates in other regions. Staff training on various areas, such as language and communication training, team building and technical workshops, were provided by local instructors. In addition, key Golder U courses, such as "Introduction to Golder" and "Project Management", were translated into local languages and given to staff in 2001.

New office managers were appointed for our Rio de Janeiro, Belo Horizonte and Santiago offices and new Internal Directors were appointed to the Managing Boards in Brazil and Chile. The number of full-time staff within the region grew to 107, an increased of 12 percent.

There has been an enthusiastic adoption of the Golder employee ownership concept and by year end we had sixteen shareholders in the region. Siegfried Arce became the first South American Associate of Golder Associates.



FINANCE	CLIENT	PROCESSES	PEOPLE
• Operating income and net revenues increased significantly • Turnover days reduced • Labor yield increased	• Identification of three target market sectors • Client survey program maintained • Market sectors developed further	• Proposal and project management protocol developed further • New CIO hired • Distributed IT staff molded into a service oriented team	• Eight core Golder U courses developed and presented • Balanced scorecard implemented at all levels • Mentoring program introduced

Regional Operations: United States

The events of September 11 had a significant impact on the United States in general, and on Golder Associates Inc. (GAI), specifically. The Company's response in the days following September 11 was not that of a cold corporate entity, but of a group of people genuinely concerned for each other and for those around us. While none of our own, thankfully, were directly affected by the events of that day, GAI's people stood with many others across the nation to support those who were affected or lost loved ones, through our contribution of more than $24,000 to the Red Cross to assist with recovery efforts. The events of September 11 tested the character of our people and we have proven to be stronger than hatred, stronger than fear.

GAI is not just trying to do things right; the Company is trying to do the right things. The Balanced Scorecard approach to managing the Company has focused our attention and our investment on our people, our clients, and our business processes, and these investments are paying off through sustained performance and great prospects for the future.

During 2001, GAI achieved positive results in the following areas:

Finance: For the fifth consecutive year, GAI exhibited significant year-over-year gains in operating performance, excluding the reserve for Reliance liquidation in 2001. Net revenue, net income, labor multiplier, labor yield and cash management all showed meaningful improvement. For the second year running, GAI produced the largest per capita income of all of the Golder Associates operating companies.

Client: An increased focus on company-wide sector initiatives in Power, Water Resources, and Solid Waste contributed greatly to the Company's success in 2001, and resulted in greater geographic distribution of our services and growth in the suite of technical services offered to our clients. As a result of the increase in business opportunities, the number of employees grew to over 720, an increase of more than 10 percent.

Client initiatives included the maintenance of a formal client survey program, which focused on feedback and insight from our top 50 clients. GAI also was successful in targeting markets with meaningful growth opportunities that matched existing skill sets and strategic initiatives.

Process: A focus on internal business practices also significantly contributed to our improved operating performance. The structure and make-up of the GAI Board of Directors was modified to help the branch offices improve strategic planning and develop more effective marketing and sales tactics. GAI fully implemented and complied with a formal Proposal and Project Management operational procedure. In addition, the U.S. Company hired a Chief Information Officer whose initial charge involved working with an existing, widely distributed IT staff to create a team approach and a client service mentality to providing IT support to the organization.

People: People initiatives were actively pursued in 2001. Golder U training was further expanded and a company-wide Mentoring Program was undertaken with the intent to further improve employee interaction, train future leaders and more clearly define and communicate the unique history and culture of Golder Associates.

The sustainable success of Golder Associates Inc. is ultimately built on the character of our people. As we enter 2002, our future is bright indeed; we could ask for no better foundation than our talented and experienced staff.

Management Discussion & Analysis

REVENUES

The Company considers net revenues as the best measure of growth. Net revenues for 2001 were $164.9 million exceeding 2000 net revenues by approximately $14.0 million or 9.3 percent. *(Chart A)* This growth was largely internal; however, the acquisition of RL&L Environmental Services Ltd. in mid-year did contribute $1.2 million of net revenues in the second half of the year. The overall increase in net revenues coupled with a higher net revenue multiplier resulted in net project income exceeding $110.0 million representing a 9.9 percent increase over 2000. The net revenue multiplier, determined by dividing net revenues by direct labor, continued to increase on a year over year basis as it has in the past five years. *(Chart B)*


CHART A
Net Revenues
(thousands of US$)
130.0
131.0
141.7
150.9
164.9
1997
1998
1999
2000
2001


CHART B
Net Revenue
Multiplier
2.74
2.80
2.94
2.99
3.02
1997
1998
1999
2000
2001

MARKETS AND CLIENTS

This chart illustrates the approximate makeup of revenue for 2001 by market sector.


Waste Management
11%
Agriculture & Forestry
2%
Infrastructure
13%
Land Development
10%
Manufacturing
11%
Mining
21%
Oil & Gas
15%
Other
8%
Power
9%

The most significant changes that have occurred over the last year have been in the Oil and Gas and Power sectors which have both nearly doubled in volume. Oil and Gas has moved from 8 to 15 percent of our business and Power from 5 to 9 percent. Much of the Oil and Gas sector movement occurred in Western Canada with some very large projects for the oil sands industry. Significant Power sector growth occurred in both the United States and in Europe.

Waste Management, always a significant component of our U.S. operation, grew from 8 to 11 percent of our business.

During 2001, we reinforced our focus on clients. A number of client service teams were formed to supplement those previously in operation. In addition, throughout North America, Europe and Australia a concerted effort was made to survey our clients for their level of satisfaction with our services. In Australia, this was done by retaining an independent company to conduct telephone interviews of clients. In North America and Europe, individual interviews of numerous clients were carried out by senior staff of the respective operations to ask for feedback on projects, and ways to improve our services. Software for Internet client surveys was also developed and circulated for use.

In Canada, a substantial effort was made to identify and develop additional business from key clients. In Australia, considerable efforts were made on their Balanced Scorecard goal of providing excellent service and increased client loyalty by developing client service teams for major clients in each discipline. In the United States, the role of the Water Resource sector was strengthened and changes were made to the GAI Board and to training programs to reflect the importance of Business sector growth. Throughout Europe, considerable progress was made in developing and illustrating the role of the sector leaders. In South America, a concerted effort was made to diversify our clientele and strengthen our relationship with key clients.

During 2001, the Business Development committee of the EHL Board consolidated the market sector definitions in use throughout the organization into a set of agreed global and regional market sectors. Our objective is to be able in the future to more consistently track the growth of our business in response to improved focus.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses increased by approximately $8.5 million or 9.3 percent over 2000. *(Chart C)* Higher compensation costs in 2001 including salaries, bonuses and benefit costs accounted for a major part of this increase. In addition, professional liability insurance premiums more than doubled in 2001 over 2000 and further significant premium increases will be seen in 2002. Operating income for 2001 of $10.0 million was $1.4 million higher than 2000 and represented a 6.1 percent return on net revenues which was marginally higher than the three preceding years.


CHART C
SG&A Expenses
(thousands of US$)
75.0
78.2
85.7
91.8
100.3
1997
1998
1999
2000
2001

OTHER EXPENSES

Interest expense in 2001 continued to trend downward and was $0.2 million lower than in 2000. *(Chart D)* The decline of interest expense in 2001 was the result of lower interest rates and the ability of the Company to minimize bank borrowings by reducing the turnover of accounts receivable and work in progress.


CHART D
Interest (thousands of US$)
2.1
2.1
1.6
1.6
1.4
1997
1998
1999
2000
2001

Also included under other income and expense was an extraordinary provision of $4.0 million. This provision represents management's best estimate of the amount required to fund the applicable costs of defense as well as any potential adverse settlements or judgments in connection with claims made during the policy period with the Reliance Insurance Company, which was placed in liquidation in October 2001 by the Commonwealth Court of Pennsylvania.

INCOME TAXES

Income tax expense expressed as a percentage of income before income taxes produces the effective tax rate for the Company which was 43.3 percent in 2001 up slightly from the prior year. Excluding the withholding tax on the dividend paid in 2001 by Golder Associates Inc. to Golder Associates Corporation, the effective tax rate would have been 40.6 percent which reflects the recent declines in statutory tax rates in a number of countries in which the Company has operations. Further reductions in Canadian statutory tax rates are expected to take place in 2002 through 2004. Future income tax expense in 2001 is shown as a reduction of current income tax expense and reflects the tax impact of the provision for Reliance liquidation which is deducted for financial statements purposes but will only be deducted for tax purposes when payments are made.

EBITDA AND NET INCOME

Excluding the provision for Reliance liquidation, EBITDA (earnings before interest, taxes, depreciation and amortization) increased by approximately $2.0 million or 15.4 percent when compared to 2000. This represented a 9.0 percent return on net revenues in 2001, up from 8.6 percent in 2000 and 7.8 percent in 1999.


CHART E
Net Income
(thousands of US$)
3.4
2.0
4.0
4.6
3.3
1997
1998
1999
2000
2001

Net income for the year was $3.3 million, which declined by approximately $1.3 million from the net income reported in 2000. *(Chart E)* This drop in net income was attributable to the provision for Reliance liquidation. Earnings or net income per share decreased from $4.68 in 2000 to $3.28 in 2001.

LIQUIDITY AND EXCHANGE RISK

Cash flow from operating activities is most significantly impacted by net income and the increase or decrease in the Company's investment in accounts receivable and work in progress. The level of this investment jumped considerably in the fourth quarter of 2001 largely attributable to the Canadian operation. Significant billings during the quarter coupled with an accounting system conversion and the acquisition of RL&L Environmental Services Ltd. contributed to this increase. *(Chart F)* In spite of this, the Company was able to generate $6.2 million in cash flow from operating activities during the year compared with $9.6 million in 2000 and $11.5 million in 1999. In order to finance the increased investment in accounts receivable and work in progress, the Company's bank borrowings increased by approximately $1.4 million in 2001.


CHART F
Year-End Receivables and WIP
(thousands of US$)
55.5
58.5
56.4
62.4
67.6
1997
1998
1999
2000
2001

Significant investments made during the year included the purchase of capital assets amounting to $4.9 million, the acquisition of RL&L Environmental Services Ltd. in the amount of $1.0 million and the purchase of land and buildings net of disposals in the amount of $1.5 million. The Company believes that existing credit facilities together with cash flow from operating activities will be sufficient to meet liquidity and capital requirements in 2002.

The Company's financial position is impacted by movements in foreign currency exchange rates. During 2001, the Canadian and the Australian dollars as well as the EURO continued to depreciate in value in relation to the US dollar. These downward movements resulted in an annual change to the foreign currency translation adjustment of approximately $1.7 million and, at the end of the year, the foreign currency translation adjustment had reduced the Company's consolidated equity by approximately $6.2 million. Shareholders' equity or book value increased by $1.1 million during 2001 in spite of the reserve for Reliance liquidation and the negative foreign currency translation adjustment. *(Chart G)*


CHART G
Shareholder's Equity
(thousands of US$)
41.3
41.2
45.4
47.8
48.9
1997
1998
1999
2000
2001

SHARE PERFORMANCE

The share price increased from $56.73 to $60.66. This $3.93 increase consisted of the following factors:

Net income for the year	$ 3.28
Dividends	(0.50)
Foreign currency translation adjustment	(1.68)
Increase in five year average earnings	0.89
Increase attributable to fair market valuation of land and buildings	1.94
Increase in share price	$ 3.93

Following the five for one share split in January 2002, the share price for 2002 will be $12.13.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As of December 31, 2001

thousands of U.S. dollars	2001	2000
ASSETS		
Current Assets:		
Cash and short-term investments	$ 5,432	$ 3,808
Marketable securities (note 2)	6,398	6,282
Accounts receivable – trade	46,276	41,531
Work in progress	21,299	20,896
Income taxes recoverable	1,024	–
Prepaid expenses	2,250	2,052
	82,679	74,569
Investments in and Advances to Other Companies (note 3)	1,152	1,908
Capital Assets (note 4)	18,381	15,534
Other Assets:		
Future income tax assets	2,641	1,324
Loans receivable from shareholders (note 6)	4,579	4,680
Life insurance, at net value	1,994	1,891
Goodwill and other intangible asset	1,292	1,287
	10,506	9,182
Total Assets	$ 112,718	$ 101,193
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Bank indebtedness (note 7)	$ 9,200	$ 7,832
Accounts payable and accrued liabilities	43,120	36,911
Dividends payable	495	495
Income taxes payable	–	365
Future income tax liabilities	2,895	2,340
Current portion of long-term debt (note 8)	2,836	1,132
	58,546	49,075
Long-Term Debt (note 8)	5,258	4,326
Non-Controlling Interest	31	–
Total Liabilities	63,835	53,401
Shareholders' Equity:		
Capital stock (note 9)	8,260	8,260
Retained earnings	46,780	44,024
	55,040	52,284
Foreign currency translation adjustment	(6,157)	(4,492)
Total Shareholders' Equity	48,883	47,792
Total Liabilities and Shareholders' Equity	$ 112,718	$ 101,193

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2001

thousands of U.S. dollars	2001	2000
Gross Revenues	$ 231,365	$ 221,487
Less subcontract and other direct costs	66,478	70,632
Net Revenues	164,887	150,855
Direct Labor	54,585	50,494
Net Project Income	110,302	100,361
Selling, General and Administrative Expenses	100,308	91,753
Operating Income	9,994	8,608
Other Income (Expense)		
Investment and other income	919	1,103
Interest expense	(1,392)	(1,594)
Non-controlling interest	(11)	–
Amortization of goodwill and other intangible asset	(126)	(218)
Gain on foreign exchange	324	201
Provision for Reliance liquidation (note 13)	(3,979)	–
Total Other Income (Expense)	(4,265)	(508)
Income Before Income Taxes	5,729	8,100
Income taxes – current	3,240	3,062
– future	(762)	403
Total Income Taxes (note 5)	2,478	3,465
Net Income for the Year	3,251	4,635
Retained Earnings, Beginning of Year	44,024	39,884
Dividends	(495)	(495)
Retained Earnings, End of Year	$ 46,780	$ 44,024

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2001

thousands of U.S. dollars	2001	2000
Cash Provided by (Used in):		
Operating Activities:		
Net income for the year	$ 3,251	$ 4,635
Items not affecting cash flow:		
Amortization of capital assets	3,692	3,011
Amortization of goodwill and other intangible asset	126	218
Future income taxes	(762)	403
Other	169	(100)
	6,476	8,167
Change in non-cash working capital items related to operations (note 10)	(304)	1,388
	6,172	9,555
Investing Activities:		
Decrease in loans receivable from shareholders	101	111
Business acquisition net of cash acquired (note 10)	(959)	–
Repayments from other companies	315	224
(Increase) decrease in investments in other companies	200	(930)
Purchase of land and buildings, net of disposals	(1,482)	–
Purchase of other capital assets	(4,889)	(3,942)
	(6,714)	(4,537)
Financing Activities:		
Long-term debt issued	4,123	1,449
Repayment of long-term debt	(1,281)	(2,001)
Dividends paid	(495)	(495)
Net change in bank indebtedness	1,368	(2,835)
	3,715	(3,882)
Effect of Exchange Rate Changes on Cash	(1,549)	(968)
Change in Cash and Cash Equivalents	1,624	168
Cash and Cash Equivalents, Beginning of Year	3,808	3,640
Cash and Cash Equivalents, End of Year	$ 5,432	$ 3,808

	2001	2000
Cash and Cash Equivalents consist of:		
Cash	5,254	3,709
Short term investments	178	99
	$ 5,432	$ 3,808

See accompanying notes to consolidated financial statements.

Auditors' Report

TO THE SHAREHOLDERS OF ENTERRA HOLDINGS LTD.:

We have audited the consolidated balance sheet of **Enterra Holdings Ltd.** as at December 31, 2001 and the consolidated statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.



March 22, 2002

Chartered Accountants

Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31, 2001
THOUSANDS OF U.S. DOLLARS

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and are stated in thousands of U.S. dollars. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Principles of consolidation

The consolidated financial statements of Enterra Holdings Ltd. ("Enterra" or "Company") comprise the accounts of Enterra Holdings Ltd. (continued under the laws of New Brunswick, Canada) and its wholly owned subsidiaries. Investments in other companies, disclosed in note 3, are accounted for under the equity method.

(b) Foreign currency translation

The accounts of the Company's self-sustaining non-U.S. operations are translated into U.S. dollars using the current-rate method. Assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the non-U.S. operations are deferred in a "Cumulative Translation Adjustment" account in shareholders' equity. The Company's non-U.S. integrated operations are not considered material and are therefore also translated using the current-rate method.

(c) Revenue recognition

Gross revenues for consulting services are recognized on the percentage of completion basis. Unbilled consulting services are shown as work in progress and are valued at net billable value. Gross revenues are summarized as follows:

	2001	2000
Consulting fees	$ 149,189	$ 137,238
Other project revenues including subcontracts	82,176	84,249
	$ 231,365	$ 221,487

(d) Marketable securities

Marketable securities are stated at the lower of amortized cost and market value. Premiums and discounts arising on acquisition are amortized over the terms of the securities to their maturity.

(e) Capital assets and amortization

Capital assets are recorded at cost less accumulated amortization. Amortization has been provided substantially using the following basis and annual rates:

Asset	Basis	Rate
Buildings and parking areas	Declining balance	3-5%
Furniture and equipment	Declining balance	15-20%
Vehicles and computer equipment	Declining balance	30%
Leasehold improvements	Over terms of leases	

(f) Goodwill and other intangible asset

Goodwill is carried at cost less accumulated amortization and is being amortized against income on a straight-line basis over periods of fifteen and twenty years. The net carrying amount is reviewed regularly to determine whether there has been an impairment in value. Accumulated amortization to date is $920 (2000 - $807).

The other intangible asset is a key client which is carried at cost less accumulated amortization and is being amortized against income on a straight-line basis over ten years. Accumulated amortization to date is $13.

(g) Cash and cash equivalents

Cash and cash equivalents consists of cash in the bank and a money market account.

(h) Income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(i) Employee future benefits

The Company maintains several defined contribution pension plans under which contributions are required to be made. Such contributions are charged to income in the year in which they are earned by the employees.

2. MARKETABLE SECURITIES:

The market value of marketable securities as at December 31, 2001 is $6,508 (2000 - $6,323).

Marketable securities totaling $1,150 (2000 - $1,150) are held in escrow as security for a subsidiary's reinsurance contract.

3. INVESTMENT IN AND ADVANCES TO OTHER COMPANIES:

	Share Ownership	Total 2001	Consisting of Equity	Advances	Total 2000
GlobalTox International Consultants, Inc.	30%	$ 53	$ 34	$ 19	$ 82
Western Oilfield Environmental Services Ltd.	28%	155	155	–	152
Golder Sierra LLC	38%	–	–	–	376
BTG-Golder Company Ltd.	65%	–	–	–	207
PT Golder Geotech Utama	50%	80	62	18	185
50 Burwood Road Pty. Ltd.	33%	826	826	–	906
IMG Golder Corp.	–	38	–	38	–
		$1,152	$1,077	$ 75	$ 1,908

In June 2001, the Company sold all its shares in Golder Sierra LLC for $200 cash. In addition, Golder Sierra LLC agreed to pay the Company $100 for the use of the Golder name and certain services through June 30, 2002. In addition, the Company purchased an additional 21% ownership interest in BTG – Golder Company Ltd. resulting in a total ownership interest of 65%. Consequently, BTG – Golder Company Ltd. has been included in these consolidated financial statements.

4. CAPITAL ASSETS:

			2001	2000
	Cost	Accumulated Amortization	Net Carrying Value	Net Carrying Value
Land	$ 2,910	$ –	**$ 2,910**	$ 2,121
Buildings and parking areas	7,695	2,887	**4,808**	4,129
Furniture and equipment	12,289	8,365	**3,924**	3,663
Computer equipment	14,068	9,254	**4,814**	3,473
Vehicles	1,396	815	**581**	602
Leasehold improvements	2,711	1,367	**1,344**	1,546
	$ 41,069	$ 22,688	**$ 18,381**	$ 15,534

5. INCOME TAXES:

The Company's consolidated income tax provision is based on rates and allowances applicable to each of the income tax jurisdictions in which the Company operates. The consolidated tax provision differs from that expected by applying the combined Canadian federal and provincial income tax rate to consolidated earnings before income taxes, for the following reasons:

	2001	2000
Expected combined Canadian federal and provincial income tax rate	**42.0%**	43.5%
Expected provision for income tax based on the above rate	**$ 2,406**	$ 3,524
Increase (decrease) in income tax resulting from: Losses (recognized) not recognized for tax purposes:		
Germany	**(36)**	(51)
Hong Kong	–	(94)
Sweden	**(170)**	170
	(206)	25
Withholding tax - United States	**150**	–
Business credits - United States	–	(77)
Other	**128**	(7)
Provision for income taxes	**$ 2,478**	$ 3,465

A subsidiary of the Company has operating losses of approximately $770 available to offset future taxable income. These losses may be carried forward indefinitely. The future benefit of these losses has not been recorded in these financial statements because management recognizes that there is no certainty that sufficient taxable income will be generated to utilize these losses.

6. LOANS RECEIVABLE FROM SHAREHOLDERS:

The Company provided loans to employees of the subsidiary companies for the purpose of purchasing shares in the Company. These loans are interest free and are repayable on a straight-line basis at 10% to 20% of the original loan principal per year.

7. BANK INDEBTEDNESS:

The Company has a revolving facility of $21,700 with the Bank of Nova Scotia which is secured by a general assignment of book debts, a general security agreement over all present and future personal property and the guarantees of certain of the Company's subsidiaries. Funds may be advanced under this facility in Canadian dollars at the Bank's prime lending rate or in U.S. dollars at the Bank's U.S. dollar base rate in Canada or LIBOR plus 1%. At December 31, 2001, the Company had borrowed $8,647 (2000 - $6,746) under this facility.

The remainder of the bank indebtedness amounting to $553 (2000 - $1,086) consists of funds borrowed under bank overdraft facilities extended to various of the Company's subsidiaries. Total overdraft credit available to the Company's subsidiaries amounts to approximately $2,000 with variable interest rates ranging from 6.4% to 19.4% at December 31, 2001.

8. LONG-TERM DEBT:

	2001	2000
Notes payable, secured by liens on capital assets at interest rates of 7% to 18.6% with various maturity dates	**$ 2,052**	$ 1,882
Mortgages payable, secured by real estate, at interest rates of 6% to 7.75% with various repayment terms and maturing no later than November 2003	**3,300**	3,576
Mortgages payable, secured by real estate, at floating interest rates, with interest only repayment terms and maturing no later than December 2004	**1,882**	–
Non-revolving facility with the Bank of Nova Scotia repayable over 36 months with interest at the bank rate plus .25%	**860**	–
	8,094	5,458
Less portion included in current liabilities	**2,836**	1,132
	$ 5,258	$ 4,326

The above notes payable include CDN. $3,237, HUF 2,480 and Chilean pesos 6,501 (2000 – CDN. $2,734, SEK 331 and HUF 6,460). The above mortgages include CDN. $2,415 (2000 - CDN. $2,541) and Australian $3,690. The above mentioned non-revolving facility includes CDN. $1,370.

Repayment of long-term debt is scheduled as follows:

2002	$ 2,836
2003	2,759
2004	2,489
2005	10
	$ 8,094

9. CAPITAL STOCK:

	2001	2000
Authorized:		
An unlimited number of shares without par value		
Issued:		
989,859 shares	**$ 8,260**	$ 8,260

The Company's board of directors and shareholders approved a five for one common stock split on January 1, 2002 after which the total issued shares will be 4,949,295.

10. CASH FLOW INFORMATION:

Change in non-cash working capital items related to operations

	2001	2000
Marketable securities	$ (116)	$ (443)
Accounts receivable	(4,106)	(1,662)
Work in progress	(403)	(4,358)
Accounts payable and accrued liabilities	1,906	7,969
Provision for Reliance liquidation	3,979	–
Income taxes	(1,380)	(175)
Other	(184)	57
	$ (304)	$ 1,388
Interest paid	$ 1,409	$ 1,581
Income taxes paid	$ 4,770	$ 3,047

Business acquisition

The Company adopted the new Canadian accounting standard for business combinations effective July 1, 2001, on a prospective basis as required by the standard. This new standard requires that all arm's length business combinations be accounted for using the purchase method. The standard also introduced new rules regarding the allocation of the purchase price.

On June 30, 2001, the Company purchased 100% of the shares of RL&L Environmental Services Ltd., a company engaged in fisheries biology, environmental research and fish, aquatic and wildlife ecology, for the purchase price as shown below:

Cash consideration financed through a non-revolving loan facility with the Bank of Nova Scotia (note 8)	$ 933
Promissory notes	109
Total purchase price	$ 1,042
The purchase price was allocated as follows:	
Cash	83
Accounts receivable	639
Capital assets	490
Other intangible asset (note 1f)	131
Other assets	23
Accounts payable and accrued liabilities	(324)
	$ 1,042
Deduct cash required	83
	$ 959

This acquisition was accounted for using the purchase method, and the results of this operation have been included in these consolidated financial statements from the date of acquisition.

11. EMPLOYEE FUTURE BENEFITS:

The Company has defined contribution plans providing pension benefits to its employees. The defined contribution pension expense for the year ended December 31, 2001 was $3,314 (2000 - $3,044). The Company has an obligation to provide post-retirement health, dental and other benefits to its existing retirees, based on 70% of the cost of such benefits, until the age of 75. Certain active employees retiring in the years 2002 through 2004 are also eligible for these benefits, but the cost to the Company reduces from 70% to 25% depending on the year of retirement. The Company has accrued its best estimate of the cost of this plan.

12. COMMITMENTS:

The Company and its subsidiaries are obligated under various long-term leases for building facilities, furniture, equipment and vehicles. Approximate annual lease commitments as at December 31, 2001 are as follows:

2002	$ 4,454
2003	3,375
2004	2,739
2005	1,983
2006	1,622
Thereafter	1,642

13. CONTINGENCIES:

In the ordinary course of business, several of the Company's subsidiaries have been named as parties to litigation and have been advised of claims arising from work they performed. Management is of the opinion that the outcome of such litigation and claims will not have a material adverse effect on the Company's financial position, operating results or cash flows.

Reliance Insurance Company (Reliance) provided primary professional liability and commercial general liability insurance coverage to several of the Company's subsidiaries during the period 1998 through September 6, 2000 at which time management elected to cancel this coverage with Reliance and rewrite this coverage with another carrier. On October 3, 2001, the Commonwealth of Pennsylvania placed Reliance in liquidation. As a result, management expects that it will be necessary for certain of the Company's subsidiaries to fund the applicable costs of defense and potential adverse settlements or judgements in connection with claims made during the policy period with Reliance. Accordingly, a provision of $3,979, representing management's best estimate of the potential liability to the Company, has been recorded in 2001. Management expects to continue to review the adequacy of this provision in the future and revise it if necessary.

14. FINANCIAL INSTRUMENTS:

Fair value

Other than investments in other companies and long-term debt, the fair values of the Company's financial instruments approximate their carrying values due to the relatively short period to maturity. Based on estimated interest rates currently available to the Company for mortgages, equipment and notes payable with similar terms and maturities, the fair market value of such instruments approximates the book value. It is not practicable to determine the fair values of investment in other companies (note 3).

Credit risk

Due to the large base of customers, the management of the Company has concluded that credit risk relating to its accounts receivable is normal. The Company has made suitable provision for accounts felt to be subject to risk of non-collection.

Interest rate risk

The Company is exposed to interest rate risk on its variable-rate interest-bearing debt consisting of bank indebtedness of $9,200 (see note 7) and long-term debt of $2,742 (see note 8).

15. SEGMENTED INFORMATION:

The Company, through its Canadian holding company, Golder Associates Corporation, provides earth engineering and environmental consulting services to clients on a global basis.

	Gross Revenues	Net Revenues	Capital and Intangible Assets
Canada	$ 90,023	$ 59,798	$ 7,318
United States	92,653	64,987	5,544
Asia Pacific	20,194	15,457	4,497
Europe	33,201	20,351	1,863
South America	7,511	4,294	451
Intercompany revenues	(12,217)	–	–
	$ 231,365	$ 164,887	$ 19,673

16. COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Consolidated Income by Segment

Year ended December 31, 2001

thousands of U.S. dollars	CONSULTING SERVICES										
	Canada	United States	Asia Pacific	Europe	South America	GAC	Property Rentals	Insurance Services	Enterra Holdings Ltd.	Eliminate Interco. Billings	TOTAL
Gross Revenues	$90,023	$92,653	$20,194	$33,201	$7,511					$(12,217)	$231,365
Less subcontract and other direct costs	30,225	27,666	4,737	12,850	3,217					(12,217)	66,478
Net Revenues	59,798	64,987	15,457	20,351	4,294						164,887
Direct Labor	20,147	22,196	4,840	5,925	1,477						54,585
Net Project Income	39,651	42,791	10,617	14,426	2,817						110,302
Selling, General and Administrative Expenses	36,125	39,244	9,503	13,159	2,575	46	408	61	(8)	(805)	100,308
Operating Income (Loss)	3,526	3,547	1,114	1,267	242	(46)	(408)	(61)	8	805	9,994
Other Income (Expense)											
Investment and other income	19	352	26	148	30	433	1,037	205	373	(1,704)	919
Interest expense	(639)	(111)	0	(249)	(22)	(324)	(267)		(679)	899	(1,392)
Non-controlling interest			(11)								(11)
Amortization of goodwill	(29)	(53)				(44)					(126)
Gain (loss) on foreign exchange	147	(4)	57	23	(8)	23			86		324
Provision for Reliance liquidation	(972)	(3,007)									(3,979)
Total Other Income (Expense)	(1,474)	(2,823)	72	(78)	0	88	770	205	(220)	(805)	(4,265)
Income (Loss) Before Income Taxes	$ 2,052	$ 724	$ 1,186	$ 1,189	$ 242	$ 42	$ 362	$ 144	$(212)	0	$ 5,729


ENTERRA HOLDINGS LTD CANADA
PAIC – Prof Assoc Indemnity Corp Barbados
Golder Associates Corporation
EDL Edaphos Dev Ltd. Canada
EDI Edaphos Dev Inc. United States
AUSTERRA Austerra Holdings Pty Australia
Asia Pacific
Golder Associates Pty. Ltd. Australia
Golder Associates (HK) Limited Hong Kong
BTG – Golder Company Ltd. Thailand
Golder Associates (PT Geotechnical + Environmental Services Indonesia) Indonesia
Golder Associates (Philippines) Inc. Philippines
Golder Associates (New Zealand) Ltd. New Zealand
Canada
Golder Associates Ltd.
Golder VME Limited
Golder Paste Technology Ltd.
Golder Associates Innovative Applications (GAIA) Inc.
HydroQual Laboratories Ltd.
Western Oilfield Environmental Services Ltd.
Europe
Golder Associates (UK) Limited UK
Golder Associates AB Sweden
Golder Associates Oy Finland
Golder Associates Geoanalysis s.r.l. Italy
Golder Associates GmbH Germany
Golder Associates (Hungary) Kft. Hungary
Golder Associates Europe Ltd. UK
South America
Golder Associates S.A. Chile
Golder Associates Peru S.A. Peru
Golder Associates Brasil Ltda. Brazil
United States
Golder Associates Inc.
Golder Construction Services, Inc.
RECORA Recora Pty. Ltd. Australia

AS OF MAY 31, 2002

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

OF

ENTERRA HOLDINGS LTD.

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ENTERRA HOLDINGS LTD. will be held at The Renaissance, 999 – 9th Street, Washington, D.C., USA, on the 6th day of November 2002 at 8:30 o'clock in the forenoon (local time) for the following purposes:

1. To confirm By-Law No. 18 increasing the number of the Board of Directors from 12 to 13.
2. To elect Directors of the Company.
3. To receive and confirm the financial statements of the Company as at December 31, 2001, together with the report of the auditors thereon.
4. To appoint Deloitte & Touche as auditors and to authorize the Board of Directors to fix their remuneration.
5. To consider any other business as may properly come before the meeting or any adjournment thereof.

Shareholders are requested to vote, date, sign and mail their proxies on the form enclosed even though they may plan to attend the meeting. If Shareholders are present at the meeting, their proxies may be withdrawn and they may vote personally on all matters brought before the meeting, as described more fully in the enclosed Proxy Statement.

DATED at Mississauga, Ontario the 1st day of October, 2002.

BY ORDER OF THE BOARD OF DIRECTORS


SEC MAIL PROCESSING
RECEIVED
APR 08 2003
WASH, D.C.
155
SECTION



J.R.Schultz, Secretary/Treasurer

PROXY STATEMENT
FOR THE ANNUAL MEETING OF
SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.

This Proxy Statement is furnished to Shareholders by the Board of Directors of Enterra Holdings Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders ("AGM") on the 6th day of November, 2002 at 8:30 o'clock in the forenoon (local time), and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and accompanying Proxy Request and Notice of Annual Meeting are first being mailed to Shareholders on October 3, 2002.

If the enclosed Proxy Request form is properly executed and returned the shares represented thereby will be voted in accordance with its terms. Proxies must be received by the Secretary/Treasurer of the Company on or before the close of business on November 5, 2002 in order to be voted at the AGM. A return envelope has been enclosed for your convenience.

VOTING SECURITIES

RECORD DATE AND VOTING OF SECURITIES

The New Brunswick Business Corporations Act provides that Shareholders of record on the date immediately proceeding the date of this notice are entitled to notice of and to vote at the AGM. On October 3, 2002, the Company had a total of 4,949,295 Common Shares outstanding and entitled to vote.

In the final vote for the Board of Directors, each shareholder is entitled to vote for the complete list or they may spread their votes between particular listed/unlisted candidates. The bylaws of the Company state:

> Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him/her multiplied by the number of directors to be elected, and he/she may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.
>
> If a shareholder has voted for more than one candidate without specifying the distribution of his/her votes among the candidates, he/she shall be deemed to have distributed his/her votes equally among the candidates for whom he/she voted.
>
> If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually to hold office until the election and qualification of their successors at the next AGM. The Articles of Incorporation of the company permit the Board of Directors to consist of up to 15 members. The recommendation of the existing Board of Directors is that the Board should be increased from twelve to thirteen members. The President and the operating company heads are automatically included on the list by virtue of their office but have to be re-elected annually. In order to optimize the performance of the Board and provide enhanced continuity, the Board of Directors has determined that At-large Directors will serve for a term of 3 years. In addition, the Board of Directors has It is proposed that the candidates indicated will stand for election to serve the terms noted below:

NAME & MEMBER OF	DIRECTOR SINCE	POSITION WITH GOLDER ASSOCIATES	TERM EXPIRING
Kellestine, W.M.	-----	Principal, Golder Associates Ltd., London, Ontario	2005
Swinick, P.P.	-----	Principal, Golder Associates Inc., Cherry Hill, New Jersey (Philadelphia)	2005

Directors Whose Terms of Office will Continue After Meeting

Firlotte, F.W. (2) (3)	1999	President, Ex Officio	
Conlin, B.H. (3)	1999	Regional Director; President, Golder Associates Ltd.	
Fraser, R.A. (3)	1999	Regional Director; Managing Director, Golder Associates Pty.	
Jarre, P. (3)	1999	Regional Director; Managing Director, Golder Associates Europe Ltd.	
Thompson, S.R. (3)	1998	Regional Director; President, Golder Associates Inc.	
Shelley, L.W. (1) (2)	1997	External Director	2003
Brumund, W.F. (2)	1997	Principal, Golder Associates Inc., Atlanta, Georgia	2003

Directors Whose Terms of Office will Continue After Meeting

Been, K. (1) (2) (4)	1999	Principal, Golder Associates Inc., Houston, Texas	2003
Swindells, C.F. (3) (4)	1998	Principal, Golder Associates (Pty.) Ltd., Perth, Australia	2003
Brown, M.L. (1) (3) (4)	2002	Principal, Golder Associates Inc., Seattle, Washington	2004
McKeown, G.S. (1) (2)	2002	Principal, Golder Associates Ltd., Calgary, Alberta	2004

****

(1) Member of Audit Committee
(2) Member of Finance and Risk Committee
(3) Member of Management and Strategy Committee
(4) Member of Governance and Compensation Committee

Under the New Brunswick Business Corporations Act each Director is elected for one year.

CONFIRMATION OF FINANCIAL STATEMENTS

The 2001 Annual Report previously distributed to all shareholders of the Company included a copy of the financial statements of the Company as at December 31, 2001 together with the report of the auditors thereon. Although not required, the Board of Directors recommends confirmation of the 2001 financial statements of the Company by the Shareholders.

INDEPENDENT AUDITORS

The Board of Directors recommends that Deloitte & Touche be appointed as independent auditors of the Company for fiscal 2002.

THE BOARD OF DIRECTORS

K. Been
M.L. Brown
W.F. Brumund
J.R. Busbridge
B.H. Conlin
F.W. Firlotte
R.A. Fraser
P. Jarre
G.S. McKeown
L.W. Shelley
C.F. Swindells
S.R. Thompson

Corporate Information

AS OF MAY 31, 2002

ENTERRA HOLDINGS LTD.

OFFICERS

F.W. Firlotte
President

J.R. Schultz
Secretary and Treasurer

BOARD OF DIRECTORS

K. Been

M.L. Brown

W.F. Brumund

J.R. Busbridge

B.H. Conlin

F.W. Firlotte

R.A. Fraser

P. Jarre

G.S. McKeown

L.W. Shelley

C.F. Swindells

S.R. Thompson

GOLDER ASSOCIATES CORPORATION

MANAGEMENT TEAM

F.W. Firlotte
President

J.M. Boyd
Vice President, Operations
Secretary

J.R. Busbridge
Regional Leader, South America

B.H. Conlin
President
Golder Associates Ltd.

R.A. Fraser
Managing Director
Golder Associates Pty. Ltd.
Regional Leader, Asia Pacific

P. Jarre
Managing Director
Golder Associates Europe Ltd.

S.R. Thompson
President
Golder Associates Inc.

J.R. Schultz
Treasurer

BOARD OF DIRECTORS

J.M. Boyd

D.W. Reades

G.S. Webb

AUDITORS

Deloitte & Touche LLP
Toronto, Ontario, Canada

LEGAL COUNSEL

McCarthy Tétrault
Toronto, Ontario, Canada

BANKERS

Bank of Nova Scotia
Toronto, Ontario, Canada
Atlanta, Georgia, USA